Exhibit 99.1

510 Burrard St, 3rd Floor
Date: February 5, 2016	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: First Majestic Silver Corp.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject

Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 01, 2016
Record Date for Voting (if applicable) :	April 01, 2016
Beneficial Ownership Determination Date :	April 01, 2016
Meeting Date :	May 26, 2016
Meeting Location (if available) :	Terminal City Club 837 West Hastings Street, Vancouver, BC, V6C 1B6
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	32076V103	CA32076V1031

Sincerely,

Computershare

Agent for First Majestic Silver Corp.